UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 19, 2002

Gary Horowitz
Simpson, Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017-3954

Re: Dillard's, Inc.
Incoming letter dated January 15, 2002

Dear Mr. Horowitz:

This is in response to your letters dated January 15, 2002 and March 1, 2002 concerning the shareholder proposal submitted to Dillard's by the Connecticut Retirement Plans and Trust Funds. We also have received a letter from the proponent dated February 13, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Howard G. Rifkin
Deputy State Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, Connecticut 06106-1773

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

January 15, 2002

Re: Dillard's, Inc. Stockholder Proposal

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Dillard's, Inc. (the "Company") has received from the Connecticut Retirement Plans & Trust Funds (the "Proponent") a letter dated December 19, 2001 requesting, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), that the Company include a proxy proposal (the "Proposal") in the Company's proxy statement (the "Company Proxy") for its 2002 Annual Meeting of Stockholders. A copy of the Proponent's letter, including the Proposal, is enclosed herewith. The Company has informed us that the Proponent holds Class A Common Stock in the Company.

On behalf of the Company, we hereby notify you and the Proponent (by copy hereof) of the Company's intention to omit the Proposal from the Company Proxy for the reasons hereinafter set forth.

I. *Background*

The Company is a Delaware corporation with two classes of issued and outstanding common stock: Class A Common Stock and Class B Common Stock. Under Article FOURTH of the Company's certificate of incorporation (the "Company Charter"), the holders of the Class A Common Stock are empowered to elect one-third of the members of the Board of Directors and the holders of the Class B Common Stock are empowered to elect two-thirds of the members of the Board of Directors. While the Company Charter imposes no qualifications on directors, Article NINTH provides that each class of common stock has the exclusive right to fix qualifications for the directors elected by that class.

II. *The Proposal*

The Proposal consists of one multi-part whereas clause that states the Proponent believes that a diverse and independent board of directors benefits a company and that the directors of the Dillard's Board do not fit this criteria. This is followed by a section that reads as follows:

RESOLVED: the Shareholders request that:

1. In recognition of the fact that half of Dillard's Board members are beyond the age where other boards require their members to retire, the Dillard's Board develops a succession plan.

2. In this plan, the Board provides for a greater commitment to locate qualified women and minorities as candidates for nomination to the Board.

3. In this plan, the Board makes a commitment that a majority of the members nominated for the Board will be independent of management.

4. The company provide to shareholders, at a reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

- The plan for replacing board members as they retire;
- Efforts to encourage diversified representation on the Board;
- Efforts to move the Board to a majority of independent members;
- Criteria for Board qualification;
- The process of selecting Board nominees.

III. *Summary*

As discussed more fully below, the Company believes that it may properly omit the Proposal from the Company Proxy for the following reasons:

1. The Proposal, if implemented, would require the Company to violate the Delaware General Corporation Law (the "GCL"). Rule 14a-8(i)(2).
2. The Proposal is beyond the power of the Board of Directors to implement. Rule 14a-8(i)(6).

IV. *The Proposal may be Omitted Pursuant to Rule 14a-8(i)(2) Because the Proposal, if Implemented, would Require the Company to Violate Delaware Law.*

Rule 14a-8(i)(2) authorizes the omission of a stockholder proposal which, if implemented, would require the registrant to violate any state law. The Proposal can be omitted under Rule 14a-8(i)(2) since its implementation would directly conflict with the provisions of the Company Charter.

The Proposal calls for "a commitment [from the Board] that a majority of the members nominated for the Board will be independent of management", "efforts to move the Board to a majority of independent members", "efforts to encourage diversified representation on the Board", and "all members of key committees... be independent of management."

Section 1 of Article NINTH of the Company Charter provides, in pertinent part, as follows:

> There shall be no qualifications on directors except that the holders of the Class A Common Stock, voting as a class, shall be entitled to vote to adopt By-Laws fixing qualifications for the directors elected by such class (but not qualifications for the directors elected by any other class), and the holders of the Class B Common Stock, voting as a class, shall be entitled to vote to adopt By-Laws fixing qualifications for the directors elected by such class (but not qualifications for the directors elected by any other class).

Article NINTH permits a class of stockholders to set qualifications in the bylaws for directors elected by such stockholders but prohibits such class of stockholders from imposing qualifications on directors elected by another class of stockholders. Under Article NINTH, qualifications may not be imposed on all directors as if they were one class. The proposal directly conflicts with the above provisions of Article NINTH by imposing qualifications on a "majority" of the Board of Directors as if the directors were one class. The Company may thus properly omit the Proposal under Rule 14a-8(i)(2). See the attached legal opinion of Richards, Layton & Finger as to matters of Delaware law.

V. *The Proposal may be Omitted Pursuant to Rule 14a-8(i)(6) Because the Proposal is Beyond the Power of the Board of Directors to Implement*

Rule 14a-8(i)(6) permits a registrant to omit a proposal from the Company Proxy if, upon passage, "the company would lack the power or authority to implement the proposal." The Company is a Delaware corporation, governed by the Delaware General Corporation Law ("DGCL"). Pursuant to DGCL and the bylaws of the Company, directors of the corporation are elected by the shareholders at their annual meeting. Consequently, it is not within the power of the corporation or its board of directors to guarantee or enforce the election by shareholders of any particular person or type of person as a director at the annual meeting.

In Bank of America (February 20, 2001), the Securities and Exchange Commission (the "Commission") permitted Bank of America to exclude a proposal requiring it to "take the necessary steps to ensure" that Bank of America's audit committee had only independent directors. This case is but one in a series of cases in which the Commission has agreed that requiring a board to ensure election of a particular person, a particular type of person, or a person possessing certain characteristics, is beyond a corporation's powers to implement. See Marriott International, Inc. (February 26, 2001) (proposal requiring independence of two-thirds of the board); PG&E Corporation (January 22, 2001) (proposal that all future appointments to certain board committees be independent); Boeing Co. (March 6, 2000) (proposal that certain board committees be comprised solely of directors that met enumerated criteria); see also Ameritech Corporation (December 29, 1994); US West, Inc. (December 22, 1993); American Telephone & Telegraph Co. (December 13, 1985).

The Proposal requests that the Board "make a commitment" that a majority of the members nominated for the Board be independent of management, presumably so that a majority of the Board is independent. There is no material difference between the Bank of America proposal to take the necessary steps to "ensure" the independence of directors and the Proposal which requires a "commitment" that a majority of board nominees be independent. Both proposals are intended to result in a majority of independent directors. Therefore, because the Company cannot control who the shareholders nominate and cannot guarantee that shareholders will elect a sufficient number of directors to make over half of the Board members independent, the Company may properly exclude the Proposal pursuant to Rule 14a-8(i)(6).

In addition, Section 16 of the Bylaws of the Company permits shareholders, as well as the Company's Board, to nominate directors. The number of independent nominees for the Board and the number of independent directors ultimately elected to the Board is largely out of the control of the Board since the Board cannot control nominations from shareholders. Consequently, it would be impossible for the Board to comply with the demands of the Proposal that it "make a commitment" that a majority of the members nominated for the Board be independent of management. Therefore, because the Company cannot control who the shareholders nominate and cannot guarantee that shareholders will elect a sufficient number of directors to make over half of the Board members independent, the Company may properly exclude the Proposal pursuant to Rule 14a-8(i)(6).

VI. *Conclusion*

Pursuant to Rule 14a-8(j), the Company hereby submits six copies of (1) the Proposal and statement in support of the Proposal, (2) this letter detailing the various bases for the omission of the Proposal from the Company Proxy and (3) a supporting opinion of Richards, Layton & Finger as to matters of Delaware law. This letter constitutes our supporting opinion for matters of law other than Delaware law. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company Proxy.

If you have any questions with respect to this matter, please telephone, collect, Gary Horowitz (212-455-7113) or Jay Moffitt (212-455-3107) of this office.

Very truly yours,

Simpson Thacher & Bartlett

SIMPSON THACHER & BARTLETT

Re: Shareholder Resolution Submitted by the Connecticut Retirement Plans & Trust Funds

REQUEST FOR BOARD INDEPENCENCE AND INCLUSIVENESS
COMMITMENT IN SUCCESSION PLANNING

WHEREAS: We believe that a diverse and majority independent board of directors benefits any company and its shareholders by choosing its members from the broadest pool of talent and experience.

We believe that board diversity enhances business performance because decision-making better reflects the diverse needs of the customer the company serves, the communities in which the company resides, and the workforce it relies on for production.

We believe that it is in the best long-term interest of any company for a majority of the members of the Board of Directors to be independent of management.

We believe that it is in the best long-term interest of any company that all members of key committees, which carry out some of the important functions of the board –Audit, Compensation and Nominating –, be independent of management.

Chief Executive Magazine identified the Dillard's Board as one of the five worst boards in America (October 2001), saying "the company needs to make changes, but it finds itself locked in a family-dominated enterprise with an aging group of directors."

- Of the 12 members on the Dillard's Board, five are members of the Dillard family.
- Of the 12 members on the Dillard's Board, only five are non-employee directors without links to the company.
- The Dillard's Board of Directors acts as its own nominating committee. There is no separate nominating committee of independent directors.
- Of the 12 members of the Board, six are 70 years of age or older.
- The only minority member of the Board is 82 years old.
- The only woman on the Board is a member of the Dillard family.

While Dillard's does not have a mandatory retirement age for Board members, a number of companies do have such a policy, often at the age of 70. In addition, a number of the older members of the Dillard's Board may retire of their own volition over the next several years. This provides an opportunity for the company to plan for the future taking into consideration other ways to strengthen the Board.

RESOLVED: the Shareholders request that:

1. In recognition of the fact that half of Dillard's Board members are beyond the age where other boards require their members to retire, the Dillard's Board develops a succession plan.

2. In this plan, the Board provides for a greater commitment to locate qualified women and minorities as candidates for nomination to the Board.

3. In this plan, the Board makes a commitment that a majority of the members nominated for the Board will be independent of management.

4. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

   - The plan for replacing board members as they retire;
   - Efforts to encourage diversified representation on the Board;
   - Efforts to move the Board to a majority of independent members;
   - Criteria for Board qualification;
   - The process of selecting Board nominees.

December 19, 2001

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 11, 2002

Simpson Thacher & Bartlett
425 Lexington Avenue
New York, New York 10017-3954

Ladies and Gentlemen:

We have acted as special Delaware counsel to Dillard's, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by Connecticut Retirement Plans & Trust Funds (the "Proponent") a holder of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of the Company requested to be submitted for consideration at the 2002 annual meeting of stockholders of the Company (the "2002 Annual Meeting"), relating to the development of a succession plan (the "Succession Plan") for the board of directors of the Company (the "Board of Directors"). In this connection, you have asked our opinion whether the Proposal complies with the Company's certificate of incorporation and by-laws and with the General Corporation Law of the State of Delaware (the "General Corporation Law").

We have been furnished, and have reviewed, the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on July 13, 1992, and amended through the date hereof (the "Certificate of Incorporation");

(ii) the By-laws of the Company, as amended through the date hereof (the "By-laws");

(iii) the Notice of Annual Meeting of Stockholders to be held May 25, 1991 and the related proxy statement (the "Proxy Statement"); and

(iv) the Proposal.

With respect to the foregoing documents, we have assumed the authenticity of all documents submitted to us as originals, the conformity with the originals of all documents submitted to us as copies, the genuineness of all signatures and the legal capacity of natural persons, and that the foregoing documents have not been and will not be altered or amended in any respect material to our opinion as stated herein. We have not reviewed any documents other than the documents listed above for the purposes of this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own but rather have relied solely upon the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

Article NINTH, Section 1, of the Certificate of Incorporation provides as follows:

> ... There shall be no qualifications on directors except that the holders of the Class A Common Stock, voting as a class, shall be entitled to vote to adopt by-laws fixing qualifications for the directors elected by such class (but not qualifications for the directors elected by any other class), and the holders of the Class B Common Stock, voting as a class, shall be entitled to vote to adopt By-laws fixing qualifications for the directors elected by such class (but not qualifications for the directors elected by any other class). These special voting rights are granted in addition to the voting rights of such class provided in Article FOURTH...

This provision was adopted by the stockholders at the 1991 annual meeting of stockholders held on May 25, 1991. In explaining its purpose, the Proxy Statement provided as follows:

> The Board of Directors has unanimously adopted a resolution setting forth a proposed amendment to Section 1 of Article NINTH to permit the holders of Class A and Class B Common Stock to establish such qualifications as they may choose with respect to the qualifications required of persons serving as directors representing the Class A and Class B Common Stock stockholders, respectively. Since 1968, the holders of Class A Common Stock have been entitled to elect one-third of the directors of the Company and the holders of Class B Common Stock have been entitled to elect two-thirds of the directors. Holders of the Class A Common Stock have been free to

> impose qualifications on the directors elected by such Class and holders of Class B Common Stock have been free to impose qualifications on the directors elected by such Class. The proposed amendment clarifies this basic right by permitting the Class A stockholders to adopt By-law provisions establishing qualifications for the directors to be elected by such Class. The proposed amendment also grants similar authority to the Class B stockholders with respect to the directors to be elected by such Class.
>
> * * *
>
> Any such qualifications established by a Class may not be amended or repealed by any other class or by the board of directors. Holders of Class A Common Stock do not have, and never have had, the right to impose qualifications on Class B directors and holders of Class B Common Stock do not have, and never have had, the right to impose qualifications on Class A directors.

Article III, Section 16, of the By-laws sets forth the procedures for the nomination of directors (the "Director Nomination By-law") as follows:

> Only persons who were nominated in accordance with the procedures set forth in this Section 16 shall be eligible for election as Directors. Nominations of persons for election to the Board of Directors may be made at a meeting of stockholders by or at the direction of the Executive Committee of the Board of Directors (or, in the absence of an Executive Committee, the Board of Directors) or by any stockholder of the Corporation entitled to vote for the election of Directors at the meeting who complies with the notice procedure set forth in this Section 16. Such nominations, other than those made by or at the direction of the Executive Committee of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation. ... No person shall be eligible for election as a Director of the Corporation unless nominated in accordance with the procedures in Section 16. The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the By-Laws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall

be disregarded. Nominations by stockholders holding a particular class of stock may be made only for Directors to be elected by such class.

Discussion

The provisions of Section 1 of Article NINTH and the Director Nomination By-law were intended to assure that the corporate governance model of the Company as set forth in the Certificate of Incorporation and By-laws was carried out. That model contemplates that one-third of the members of the Board of Directors are to be elected by holders of the Class A Common Stock ("Class A Directors") and two-thirds of such members ("Class B Directors") are to be elected by holders of Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). To assure this result the provisions do not permit the holders of one class of Common Stock to have any say in the choice of the directors to be elected by the holders of the other class of Common Stock, whether by the imposition of qualifications for such directors, by nomination or otherwise.

Section 1 of Article NINTH is authorized by the General Corporation Law. Section 141(b) provides that "... Directors need not be stockholders unless so required by the certificate of incorporation or the bylaws. The certificate of incorporation or bylaws may prescribe other qualifications for directors ..." The Certificate of Incorporation provides specifically that there will be no qualifications for directors other than those qualifications, if any, applicable to a particular class of directors which have been adopted by a separate vote of the stockholders of the particular class entitled to elect such directors. Pursuant to the provisions of the Certificate of Incorporation, only the Class A stockholders voting separately as a class have the right to prescribe qualifications of the directors to be elected by them, and only the Class B stockholders voting separately as a class have the right to prescribe qualifications of the directors for whom they are entitled to vote. This limitation of voting power of the shares of the respective classes of Common Stock with respect to the adoption of director qualification by-laws is sanctioned by Section 212(a) of the General

Corporation Law,[1] and specifically comports with Section 2(a) of Article NINTH of the Restated Certificate of Incorporation.[2]

Similarly, the Director Nomination By-law assures that the shareholders cannot use the By-laws to abrogate the specific rights of each class of shareholders to set the qualifications of only their respective directors.[3] The Director Nomination By-law is specifically authorized by Section 109(b) of the General Corporation Law. That section permits a by-law to contain "... any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." (emphasis added). As discussed above, the Director Nomination By-law is consistent with the Certificate of Incorporation. In addition, a Delaware court should find that the Director Nomination By-law is consistent with the General Corporation Law, as Delaware courts have previously upheld similar by-laws. See, e.g., Stroud v. Grace, 606 A.2d 75, 94-96 (Del. 1992) (refusing to strike down an otherwise valid nomination by-law due to the potential for abuse).

On December 19, 2001, the Proponent requested that the Proposal be submitted for consideration at the 2002 Annual Meeting. The Proposal reads as follows:

---

[1] Section 212(a) of the General Corporation Law provides as follows:

> Unless otherwise provided in the certificate of incorporation and subject to the provisions of § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder. If the certificate of incorporation provides for more or less than 1 vote for any share, on any matter, every reference in this chapter to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of such stock.

8 Del.C. § 212(a)

[2] Article NINTH, Section 2(a), requires a four-fifths vote of holders of Common Stock to make, alter, amend or repeal the By-laws, except that such requirement is not applicable to the right of stockholders to set qualifications for directors provided in Section 1 of Article NINTH.

[3] The final clause of Article VIII of the By-laws states that no restriction on the amendment of the By-laws "shall affect the right of stockholders to set qualifications for Directors as provided in Section 1 of Article NINTH of the Certificate of Incorporation."

... RESOLVED: the Shareholders request that:

1. In recognition of the fact that half of Dillard's Board members are beyond the age where other boards require their members to retire, the Dillard's Board develops a succession plan.

2. In this plan, the Board provides for a greater commitment to locate qualified women and minorities as candidates for nomination to the Board.

3. In this plan, the Board makes a commitment that a majority of the members nominated for the Board will be independent of management.

4. The Company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting to include a description of:

- The plan for replacing board members as they retire;
- Efforts to encourage diversified representation on the Board;
- Efforts to move the Board to a majority of independent members;
- Criteria for Board qualification;
- The process of selecting Board nominees.

The corporate governance model envisioned by the Certificate of Incorporation, while permitting the holders of the Class A Common Stock equal voting powers on matters other than the election of the Class B Directors, was intended, inter alia, to assure that the holders of the Class B Common Stock would control the management of the Company and that the holders of the Class B Common Stock's right to select and elect the Class B Directors would remain unaffected. Indeed, in every significant respect, the Certificate of Incorporation and the By-laws either expressly or effectively give the holders of the Class B Common Stock the right to elect two-thirds of the Board of Directors and to control the number, nomination, election and removal of directors and the filling of newly-created directorships and vacancies (except that the holders of Class A Common Stock are entitled to nominate, fix qualifications for and elect the Class A Directors). The holders of Class A Common Stock have no authority to fix any of the procedures relating to the nomination, qualification or election of the Class B Directors. The Proposal would require the Board of Directors to develop a Succession Plan imposing additional qualifications on all members of the Board of Directors. The Proponent, however, as a holder of Class A Common Stock, has no standing to vote for a system imposing additional qualifications applicable to directors elected by holders of Class B Common Stock.

Conclusion

We are not aware of any decision of a Delaware court which addresses the precise question posed for our consideration. However, based upon and subject to the foregoing and upon our review of such matters of law as we have deemed necessary and appropriate in order to render our opinion as expressed herein, and subject to the assumptions, exceptions, limitations and qualifications set forth herein, it is our opinion that (i) the Proponent lacks standing to submit the Proposal, and (ii) the Proposal requiring the Board of Directors to develop a Succession Plan which will impose qualifications and requirements on the Class B Directors not contained in the Certificate of Incorporation or By-laws is inconsistent with the Certificate of Incorporation and By-laws, and thus the Proposal cannot be validly implemented under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law, and we have not considered, and express no opinion on the effect of any other laws or the laws of any other state or jurisdiction, including federal or state laws regulating securities and other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body. This opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you intend to furnish a copy of this opinion to the Securities and Exchange Commission in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion may not be furnished or quoted to, or be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WF/MMA

State of Connecticut
Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

February 13, 2002

Securities and Exchange Commission
Attention: Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Request by Dillard Department Stores, Inc. to omit shareholder proposal submitted by the Connecticut Retirement Plans and Trust Funds

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Connecticut Retirement Plans and Trust Funds (the "CRPTF") submitted a non-binding shareholder proposal (the "Proposal") to Dillard Department Stores, Inc. ("Dillard" or the "Company"). The Proposal asks Dillard's board of directors (the "Board") to (1) develop a succession plan for the Board, in light of the number of directors who are of advanced age; (2) provide in the plan for a greater commitment to locate qualified women and minorities to nominate for election to the Board; (3) commit in the plan that a majority of the candidates nominated for election to the Board be independent of the Company's management; and (4) report to shareholders on matters relating to the above items. The CRPTF owns 14,200 shares of Dillard's Class A common stock.

In a letter to the Commission dated January 15, 2002 (the "No-Action Request"), Dillard stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2002 annual meeting of shareholders on both procedural and substantive grounds. Dillard claims that the Proposal, if implemented, would cause the Company to violate Delaware law, making it excludable under Rule 14a-8(i)(2), and is beyond the Company's power to implement, mandating exclusion under Rule 14a-8(i)(6). As discussed more fully below, both arguments are without merit.

Violation of Law

Dillard has two classes of common stock, Class A and Class B. Its certificate of incorporation (the "Charter") entitles holders of Class A stock to elect one-third of the members of the Board, and entitles holders of Class B stock to elect two-thirds of the members of the Board. The Board does not maintain a nominating committee, so the Board as a whole is responsible for nominating director candidates.

Article NINTH of the Charter also provides:

> There shall be no qualifications on directors except that the holders of the Class A Common Stock, voting as a class, shall be entitled to vote to adopt By-laws fixing the qualifications for the directors elected by such class (but not qualifications for the directors elected by any other class), and the holders of the Class B Common Stock, voting as a class, shall be entitled to vote to adopt By-laws fixing qualifications for the directors elected by such class (but not qualifications for the directors elected by any other class).

Dillard contends that the Proposal would cause the Company to violate Delaware law because implementation of the Proposal would directly conflict with Article NINTH of the Company's Charter. That argument might be apt if the Proposal asked for a bylaw establishing qualifications for all directors. On two recent occasions, shareholders submitted proposals to Dillard seeking director qualification bylaws applicable to both classes of directors and were permitted to revise those proposals to apply only to one class of directors in order to avoid a conflict between the Charter and a proposed bylaw. See Dillard's, Inc. (available Mar. 2, 1998); Dillard Department Stores, Inc. (available Mar. 19, 1997).

Here, however, the Proposal does not ask the Board to adopt a bylaw fixing director qualifications. Instead, the Proposal asks that a plan (the "Plan") be developed to strengthen Dillard's Board, which has been identified by Chief Executive magazine as one of the five worst boards in the U.S. Among other suggestions, the Proposal requests that the Plan embody a commitment to nominating a slate in which a majority of the candidates are independent from Dillard's management.

It is not unusual for a company to adopt a policy regarding board composition that is not embodied in a bylaw. Indeed, the Proposal's suggestion that Dillard's board should consist of a majority of independent directors is not a true director qualification because it would not apply equally to each director, as would, say, a requirement that all directors before being elected own a particular number of shares of stock or that a director cannot be reelected after reaching a certain age.

The Board, which nominates both the directors elected by Class A shareholders and the directors elected by Class B shareholders, can select nominees in a manner that reflects the policy contained in the Proposal while still respecting the right of each class of shareholders to elect the directors specified in the Charter. Consistent with the purpose behind Dillard's corporate governance scheme, the Plan's independence policy would not permit Class A shareholders to make decisions regarding the directors elected by Class B shareholders, nor would the reverse occur. In sum, the independence policy sought in the

Proposal would not conflict with the Company's Charter, nor would it thwart the governance regime established therein. Accordingly, the Company's request to omit the Proposal pursuant to Rule 14a-8(i)(2) should be denied.

Power or Authority to Implement the Proposal

Dillard also argues that the Proposal is beyond the Board's power to implement – and thus excludable under Rule 14a-8(i)(6) – because shareholders, and not the Board, elect directors under Delaware law. But the Proposal does not speak of requiring a majority of directors to be independent; rather, it asks the Board, which nominates director candidates, to nominate a slate of directors that reflects the Plan's independence policy. If shareholders wish to nominate and elect alternative candidates that do not reflect that policy, they may do so, and Dillard will not run afoul of the Plan's policy. In other words, the requested "commitment" applies to the nomination rather than the election process.

The independence policy requested by the Proposal thus differs significantly from the independence requirement at issue in Bank of America (available Feb. 20, 2001). In Bank of America, the proposal asked the board to "ensure" that the audit committee was composed solely of independent directors. The Staff agreed with the company that it was not within the company's or the board's power to ensure that persons meeting certain criteria were elected by shareholders. Unlike the proposal in Bank of America, the Proposal does not require Dillard to ensure a particular outcome in director elections but only to nominate a slate of candidates in which a majority of the directors are independent. For that reason, it is within Dillard's power to implement the Proposal and exclusion under Rule 14a-8(i)(6) is not warranted.

Because Dillard has failed to meet its burden of proving that it is entitled to omit the Proposal pursuant to Rule 14a-8(i)(2) or (i)(6), its request for no-action relief should be denied. If you have any questions or need additional information, please do not hesitate to call me at (860) 702-3292.

Very truly yours,

Howard G. Rifkin
Deputy State Treasurer

cc: Gary Horowitz
Simpson, Thacher & Bartlett

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

March 1, 2002

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 MAR -5 PM 5:23

Re: Dillard's, Inc. Stockholder Proposal

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We represent Dillard's, Inc. (the "Company") in connection with a Proposal (the "Proposal") submitted by the Connecticut Retirement Plans & Trust Funds. This letter will supplement the letter you received from us on January 15, 2002.

In addition to the reasons set forth in our letter dated January 15, 2002, we submit that the Proposal, at least to the extent it relates to the independence of directors, should be excluded pursuant to Rule 14a-8(i)(10) because that portion of the Proposal has already been substantially implemented by the registrant.

A key part of the Proposal is that the nominees for the Company's Board of Directors be comprised of a majority of independent candidates and that a majority of the members of the Board of Directors be independent. As we discussed in our January 15, 2002 letter, the Class A shareholders cannot impose qualifications on a majority of the directors because the Company's certificate of incorporation and bylaws permit the Class A shareholders to establish qualifications only for the directors they elect. Class A shareholders elect only one-third of the Board of Directors.

The Proposal has already been implemented with respect to those directors that can be elected by the Proponent and other Class A shareholders. The Board of Directors has passed a resolution to provide that all nominees for directors elected by the Class A shareholders shall be "independent" persons. All of the Company's directors nominated and elected by the Class A shareholders are, in fact, independent, in accordance with the resolution.

COLUMBUS LOS ANGELES PALO ALTO
LONDON HONG KONG TOKYO SINGAPORE

Pursuant to Rule 14a-8(j), the Company hereby submits six copies of this letter. A copy of the letter has also been forwarded to the Connecticut Retirement Plans & Trust Funds. We respectfully request that you consider this letter, along with our prior letter submitted January 15, 2002, and not recommend any enforcement action to the Commission if the Proposal, to the extent it requires that nominees and directors be independent, is omitted from the Company Proxy.

If you have any questions with respect to this matter, please telephone, collect, Gary Horowitz (212-455-7113) or Jay Moffitt (212-455-3107) of this office.

Very truly yours,

Simpson Thacher & Bartlett

SIMPSON THACHER & BARTLETT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dillard's, Inc.
Incoming letter dated January 15, 2002

The proposal requests that Dillard's develop a succession plan that provides for a greater commitment to locate qualified women and minorities as candidates for nomination to the board, a commitment that a majority of board nominees are independent and that Dillard's report to shareholders on matters described in the proposal.

We are unable to concur in your view that Dillard's may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Dillard's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Dillard's may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Dillard's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Dillard's may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Dillard's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jonathan Ingram
Special Counsel